EXHIBIT 21

Subsidiaries

Name	Jurisdiction

Dominion Homes Financial Services, Ltd.	Ohio

Dominion Structural Warranty Company, LLC	Ohio

Resolution Property Company, LLC	Ohio

Alliance Title Agency of Kentucky, LLC	Kentucky

Dominion Homes of Kentucky, Ltd. (d/b/a “Dominion Homes”)	Kentucky

Dominion Homes of Kentucky GP, LLC	Kentucky

Dominion Homes Realty, LLC	Kentucky

All listed subsidiaries are wholly-owned, except for Dominion Homes of Kentucky, Ltd. (“DHK”). DHK is a Kentucky limited liability partnership whose general partner is Dominion Homes of Kentucky GP, LLC and whose limited partner is Dominion Homes, Inc. DHK is 99% owned by Dominion Homes, Inc. and 1% owned by Dominion Homes of Kentucky GP, LLC.